Filed by Prime Number Holding Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 333-271994

Subject Company: Prime Number Holding Limited

On May 31, 2023, 3DOM Alliance Group (3DOM) announced that it will participate in the Viva Technology (VivaTech) 2023, to be held at the Paris Expo Porte de Versailles in Paris, France, between June 14 and June 17, 2023. VivaTech 2023 is one of Europe’s most prestigious technology events, attracting the brightest minds, industry experts, and media representatives from around the globe. The slide deck below will be shown at the 3DOM booth at VivaTech and may be distributed by event organizer in its website and other media.

環境問題を真に 解決する Finding true solutions to environmental problems Une vraie solution aux problèmes environnementaux

× = Hello Earth! Hello Watashi ! Energy ＆ Data Platform

Powering Decarbonization . Simplifying Sustainability .

XXXXXXXX Current industrial trajectory is unsustainable Unchecked reliance on dirty and limited fossil fuels Did you know? Polluting and wasteful production processes Market systems driving overproduction and wasteful consumption patters Environment Destruction

Did you know? Rise of automation across sectors + Surging energy demand Widespread adoption of digital and IoT devices

Did you know? Projected electricity consumption by networks globally Projected electricity consumption by data centers globally 2,400 TWh  (2030) 3,000 TWh  (2030) 190 TWh  (2018) 490 TWh  (2018) Source: https:// www.jst.go.jp /lcs/pdf/fy2020 - pp - 01 - 20gaiyou.pdf

Our Solution We’re redefining batteries as enablers of carbon neutrality for Operational Efficiencies Sustainable Interconnectivity Faster Decarbonization Intelligent batteries for smart transportation Society - wide efficiencies Transitions that serve purpose, people, planet, and profit

Our Solution Technology collaborations at the heart of innovation connecting energy and information

Subscription of batteries Carbon credits Carbon credits Lease of vehicle body O ffsetting greenhouse gases emitted not only in operations , but also in product manufacturing noco - noco has been granted an exclusive license to use the patent for business related to battery electric vehicles (BEV), internal combustion engine vehicles, and energy storage systems Our Solution Carbon - neutral Leasing Services

Our Solution Potential for optimized power consumption and cutting - edge data processing capabilities Empowering Next - gen Intelligent Batteries

XXXXXXXX Clean energy propagation Battery multi - use Our Solution Optimized energy usage Encouraging positive behavior change with energy and information

Building a Better World Homes Smart Cities Mobility We envision a future where a hyper - distributed network of intelligent batteries could drive transitions across

3DOM Alliance Group’s Journey to Decarbonization Electrification Efficiency Step 1 Step 2 BEV transitions  with patented carbon - neutral leasing Hyper - distributed intelligent battery networks Carbon - negative value - adds Intelligent battery - driven smart city  Long - life solutions for a decarbonized future  Building a Better World

Suppliers Servicers Provide long - life batteries to address the problem of overproduction Promote the widespread adoption of decarbonization solutions Incentivize  positive behavior change Users Powering Decarbonization

Additional Information and Where to Find It

On December 29, 2022, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, Noco-Noco Pte. Ltd. (“Noco-Noco”), and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination (the “Business Combination”) with Noco-Noco involving a merger and a share exchange. On May 17, 2023, a proxy statement/prospectus on Form F-4 (together with such subsequent amendments thereto, if any, the “F-4”) was filed publicly by the PubCo with the Securities and Exchange Commission in connection with the Business Combination. This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read the F-4 and the amendments thereto and other documents filed in connection with the Business Combination, as these materials will contain important information about Noco-Noco, PNAC, PubCo and the Business Combination. When available, the proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of PNAC as of a record date to be established for voting on the Business Combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements

This press release certain contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to PNAC, Noco-Noco, PubCo. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which Noco-Noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of PNAC, Noco-Noco and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of PNAC, Noco-Noco and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. None of PNAC, Noco-Noco and PubCo can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that none of PNAC, Noco-Noco and PubCo presently know or that PNAC, Noco-Noco or PubCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by PNAC, Noco-Noco or PubCo, and their respective directors, officers or employees or any other person that PNAC, Noco-Noco or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report on Form 8-K represent the views of PNAC, Noco-Noco or PubCo as of the date of this communication. Subsequent events and developments may cause those views to change. However, while PNAC, Noco-Noco and PubCo may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of PNAC, Noco-Noco or PubCo as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of PNAC, Noco-Noco, or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

PNAC, Noco-Noco, PubCo, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed Business Combination is set forth in the F-4 and such subsequent amendments thereto, if any.